SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007 or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from ________ to ______.
Commission file number 0-25033
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Superior Bancorp 401(k) Plan
(formerly The Banc Corporation 401(k) Plan)
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Superior Bancorp (f/k/a The Banc Corporation)
17 North Twentieth Street
Birmingham, Alabama 35203

Superior Bancorp 401(k) Plan

December 31, 2007 and 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and Administrator of the
Superior Bancorp 401(k) Plan
We have audited the accompanying statement of net assets available for plan benefits of the Superior Bancorp 401(k) Plan (the “Plan”) as of December 31, 2007 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic 2007 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/S/ GRANT THORNTON LLP
Raleigh, North Carolina
June 27, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To Participants and Administrator
Superior Bancorp 401(k) Plan
We have audited the accompanying statement of net assets available for plan benefits of Superior Bancorp 401(k) Plan (formerly, The Banc Corporation 401(k) Plan) as of December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Superior Bancorp 401(k) Plan as of December 31, 2006 in conformity with U.S. generally accepted accounting principles.
/s/ Carr, Riggs & Ingram, LLC
Dothan, Alabama
June 26, 2007

Superior Bancorp 401(k) Plan
Statements of Net Assets Available for Plan Benefits

December 31,	2007	2006

Assets
Investments, at fair value	$8,175,256	$6,792,756
Receivables:
Employer contributions receivable	41,549	15,868
Employee contributions receivable	72,425	29,130

Total Receivables	113,974	44,998

Adjustments from fair value to contract value for collective investment fund	(10,993)	16,426

Net Assets Available for Plan Benefits	$8,278,237	$6,854,180

See accompanying notes to financial statements

Superior Bancorp 401(k) Plan
Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31,	2007

Additions
Additions to net assets attributed to:
Investment Income
Interest	$7,881
Dividends	512,214

Total investment income	520,095

Contributions
Forfeitures	23,945
Participant contributions	1,641,624
Company contributions	937,223
Transfer-in / rollovers-in	505,828

Total contributions	3,108,620

Total additions	3,628,715

Deductions
Deductions to net assets attributed to:
Net depreciation in fair value of investments	(1,409,301)
Benefits paid to participants	(794,302)
Administrative expenses	(1,055)

Total deductions	(2,204,658)

Net Increase	1,424,057

Net Assets Available for Plan Benefits, beginning of year	6,854,180

Net Assets Available for Plan Benefits, end of year	$8,278,237

See accompanying notes to financial statements

Superior Bancorp 401(k) Plan
Notes to Financial Statements

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements of Superior Bancorp 401(k) Plan (the “Plan”), formerly The Banc Corporation 401(k) Plan, have been prepared on the accrual basis of accounting.
New Accounting Policies
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurement. FAS 157 is effective for the Plan beginning with its year ending December 31, 2008. The adoption of FAS 157 is not expected to have a material impact on the Plan’s statement of assets available for benefits or statement of changes in assets available for benefits.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit — Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined — Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.
The Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2007, and retroactively for 2006 with no effects to net assets. The effect of adopting the FSP had no impact on net assets.
Investment Valuation and Income Recognition
Superior Bancorp (the “Company’s”) common stock is traded on the Nasdaq Global Market under the trading symbol “SUPR” and investments in the Company’s stock are valued using the closing price on the last business day of the plan year. Cash equivalents are stated at fair value, which is approximated by cost. The mutual funds are stated at fair value based on participation units owned by the Plan. Fair values of the participation units owned by the Plan in the mutual fund investments are based on quoted redemption values on the last business day of the Plan year as reported by FAS Core, LLC (the “Custodian”). Participant loans are valued at their outstanding balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Superior Bancorp 401(k) Plan
Notes to Financial Statements

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Investments Reported at Contract Value
The Plan holds investments in a collective investment fund with Federated Investors Trust Company (Federated) that is fully benefit-responsive. The investments are held in the Federated Capital Preservation Fund (“Fund”). The Fund invests in stable value products, including Guaranteed Investment Contracts (“GIC’s”), synthetic GIC’s, and money market funds. The Fund seeks to outperform money market funds in a normal yield curve environment and attempts to maintain a stable unit value of $10.00. Valuation occurs daily and dividends are declared daily and paid monthly. This investment is reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Recording such investments at contract value rather than fair value, to the extent that they are fully-benefit responsive, is in accordance with the FSP discussed above. The fair value of the fully benefit responsive investment contracts are calculated using a discounting method developed by the Fund Trustee. The fair value of the Fund at December 31, 2007 and 2006 was $2,218,751 and $1,708,777, respectively. For the years ended December 31, 2007 and 2006, the average yield was 4.77% and 4.64%, and the average yield credited to participants in the Plan was 4.81% and 4.53%, respectively. There were no valuation reserves recorded that were associated with the collective investment fund in 2007 and 2006. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero.
In certain circumstances, the amount withdrawn from the GIC would be payable at fair value rather than at contract value. These circumstances include, but are not limited to, the following: mergers, mass layoffs, plan terminations, implementation of early retirement incentive programs, or other events within the control of the Fund or the Plan sponsor resulting in a material and adverse financial impact on the issuer’s obligations under the GIC. Based on prior experience, the Fund Trustee believes that it is not probable that such circumstances would be of sufficient magnitude to limit the ability of the Fund to transact at contract value with Participants.
Participants may redeem units of the Fund for the purpose of funding a bona fide benefit payment, making a Participant loan, honoring an employee-directed transfer of the employee’s interest in the plan to another investment election, or paying Fund Trustee fees. Participants may make withdrawals from the Fund for other purposes only upon twelve months’ advance written notice to the Fund Trustee. The Fund Trustee, in its discretion, may waive the twelve month notice requirement.
The GICs into which the Fund has entered limit the circumstances under which the issuer may unilaterally terminate the GIC on short notice. These circumstances include, but are not limited to, the following: (1) the Fund loses its qualified status under the Internal Revenue Code or is otherwise terminated, (2) the Fund Trustee fails to meet its material obligations under the GIC, attempts to assign the GIC, or engages in fraud or misrepresentation that materially affects the

Superior Bancorp 401(k) Plan
Notes to Financial Statements

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
risk profile of the GIC, or (3) if the fixed-income securities underlying the synthetic GIC fail to meet certain criteria as specified in the synthetic GIC. If one of these events were to occur, the issuer could terminate the synthetic GIC at the market value of the underlying fixed-income securities (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
NOTE 2 — DESCRIPTION OF PLAN
The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan, which covers employees of the Company who have attained age 21 and are employed as of the enrollment dates of either January 1st or July 1st of each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
Each year, participants may contribute up to 100% of pretax annual compensation, as defined in the Plan subject to Internal Revenue Service (IRS) limits. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 2005, the Plan became a safe harbor plan under the Internal Revenue Code regulations. Under the new plan description, the employer matching contribution is equal to 100% of the first 3% of employee contributions and 50% of the next 2% of employee contributions. The Company contributed $937,223 and $609,883 to the Plan in 2007 and 2006, respectively.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. There is immediate vesting of the employer matching contributions made after January 1, 2005. Prior to 2005, vesting in the Company contribution portion of their accounts plus actual earnings thereon was based on years of continuous service. A participant was 100% vested after five years of credited service.

Superior Bancorp 401(k) Plan
Notes to Financial Statements

NOTE 2 — DESCRIPTION OF PLAN (CONTINUED)
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts may be used to reduce the Company’s discretionary matching contributions. However, forfeitures were not used to reduce the Company’s discretionary matching contributions during 2007. The balance of forfeitures included in plan assets were $46,036 and $20,583 as of December 31, 2007 and 2006, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Participant Loans
Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years unless the loan is for the purchase of a primary residence. In such case, the term of the loan shall be determined by the Company based on maturity dates for similar loans in the local area. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through monthly payroll deductions.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the termination of the Plan, participants will become 100% vested in their accounts.
Payment of Benefits
Upon termination of service, death, disability, or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account, or periodic equal installments for a period not to exceed the joint and last survivor life expectancy of the participant and the participant’s beneficiary or an annuity.
Administrative Expenses
The Company pays all administrative expenses, other than custodial fees, on behalf of the Plan. Custodial fees are paid by the Plan.

Superior Bancorp 401(k) Plan
Notes to Financial Statements

NOTE 3 — PARTIES-IN-INTEREST TRANSACTIONS
On May 1, 2006, The Trust Company of Sterne, Agee & Leach Group, Inc. (“Sterne”) became the trustee for the Plan’s investments while the Custodian remained as the Plan’s record keeper for the Plan’s investments. Certain plan investments are units of mutual fund investments managed by Federated Retirement Services who has outsourced the record keeping duties to the Custodian. One of the investment vehicles in the Plan is Superior Bancorp common stock. The Company pays for all legal, accounting, and other services on behalf of the Plan.
NOTE 4 — INCOME TAX STATUS
Effective November 1, 2006, the Plan adopted the proto-type 401(k) plan of Sterne. The IRS has determined and informed Sterne by a letter dated November 19, 2001, that the prototype 401(k) plan used by the Plan is designed in accordance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
NOTE 5 — INVESTMENTS
The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

December 31,	2007	2006

Federated Capital Preservation Fund	$2,218,751	$1,708,777
Superior Bancorp Common Stock	1,491,333	1,887,213
Federated Total Return Bond A	824,494	864,690
Baron Growth Fund	559,868	427,041
Federated International Small Company Fund A	425,550	n/a
Federated Capital Appreciation Fund	418,235	n/a

Superior Bancorp 401(k) Plan
Notes to Financial Statements

NOTE 5 — INVESTMENTS (CONTINUED)
During 2007, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated/(depreciated) in fair value as determined by quoted market prices as follows:

December 31,	2007

Superior Bancorp common stock	$(1,295,081)
Mutual fund investments	(114,220)

$(1,409,301)

NOTE 6 — RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.

Supplementary Information

Superior Bancorp 401(k) Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
Plan Sponsor EIN: 63-1201350
Plan Number 001

(a)	( b )	( c )	( d )	( e )
	Identity of issue,
	borrower, lessor,
	or similar party	Description of investment	Cost	Current value

*	Superior Bancorp	Superior Bancorp Common Stock	Omitted cost	$1,491,333
			with respect to
*	Federated	Federated mdt Balanced Fund A	participant directed	208,678
			transactions
*	Superior Bancorp	Employer Stock Awaiting Purchase Fund	under an individual	1,460
			account plan
*	Federated	Federated Capital Preservation Fund		2,218,751

*	Federated	Federated GNMA Trust SS		86,439

*	Federated	Federated Total Return Bond A		824,494

	American Century	American Century Equity Income Advisor Class		331,751

	Baron Funds	Baron Funds Growth Fund		559,868

	Touchstone Funds	Touchstone Diversified Small Cap Value Z		132,421

*	Federated	Federated Stock Trust		135,589

*	Federated	Federated Kaufmann Fund		369,279

*	Federated	Federated Capital Appreciation Fund		418,235

*	Federated	Federated Mid-Cap Index IS		277,974

*	Federated	Federated Max-Cap Index Fund		114,624

	Janus	Janus Advisor Forty Class S		256,915

*	Federated	Federated International Equity Fund A		183,868

*	Federated	Federated International Small Company Fund A		425,550

*	Participant Loans	Interest rates ranging from 5.00% to 9.25%		91,991

*	Forfeiture/Asset Holding Balance			46,036

				$8,175,256

*	Party-in-interest as defined by ERISA

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Superior Bancorp 401(k) Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SUPERIOR BANCORP 401(K) PLAN
By /s/ Ellen Casey
Ellen Casey
Administrator
Dated: June 27, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit
23-1	Consent of GRANT THORNTON, LLP
23-2	Consent of Carr, Riggs & Ingram, LLC